U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number: 001-34661

DEHAIER MEDICAL SYSTEMS LIMITED

Dehaier Medical Systems Limited

Room 501, 83 Fuxing Road

Haidian District, Beijing 100856

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

On June 28, 2016, Dehaier Medical Systems Limited (the “Company”) entered into Amendment No.1 to Share Purchase Agreement (the “SPA”) with Hangzhou Liaison Interactive Information Technology Co., Ltd. (“Liaison Interactive”), a publicly listed company on the Shenzhen Stock Exchange. As previously announced, the Company entered into an SPA with Liaison Interactive. Pursuant to the SPA Liaison Interactive will invest $20 million in the Company to purchase 11,111,111 restricted common shares (the “Shares”) of the Company at a per-share price of $1.80. On June 6, 2016, the Company sold 620,414 of these shares to Liaison Interactive in a first closing under the SPA. In accordance with Amendment No.1 to SPA, the closing date is extended from June 30, 2016 to September 30, 2016.

The foregoing summary of the terms of Amendment No.1 to SPA is only a brief description of certain terms therein, does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to Amendment No.1 to SPA that is filed as Exhibit 10.2 to this Current Report on Form 6-K and incorporated herein by reference.

Exhibits

The following document is filed herewith:

Exhibit Number	Document

10.1	Share Purchase Agreement, dated April 28, 2016
10.2	Amendment No. 1 to Share Purchase Agreement, dated June 28, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEHAIER MEDICAL SYSTEMS LIMITED

June 30, 2016	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer